02041238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 4-30-02

For the month of April, 2002

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W.
Calgary, Alberta Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____ Form 40-F ✓].

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g#-2(b) under the *Securities Exchange Act of 1934*. YES ____ NO ✓].

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

Central Fund of Canada Limited

Portfolio at April 30, 2002



Gold Bullion
158,719 fine oz.
Gold
55.9%
Cash & Securities
2.3%
Ratio: 1 fine oz. Gold/50 oz.
Silver Bullion
7,955,768 oz.
Silver
41.8%

Corporate Information

Investor Inquiries

P.O. Box 7319
55 Broad Leaf Crescent
Ancaster, Ontario
Canada L9G 3N6

Telephone: 905/648-7878
Fax: 905/648-4196
Website: www.centralfund.com

Head Office

Hallmark Estates
805, 1323-15th Avenue S.W.
Calgary, Alberta
Canada T3C 0X8

Telephone: 403/228-5861
Fax: 403/228-2222

Stock Exchange Listings

	Electronic Ticker Symbol	*Newspaper Quote Symbol*
AMEX:		
Class A shares	CEF	CFCda
TSE:		
Class A shares	CEF.A	CFund A

Net Asset Value Information

The net asset value per Class A share is available twice daily by calling Central.
The Thursday net asset value is published in financial newspapers in the United States and Canada.
In Canada it is also published daily in the *Globe and Mail Report on Business* Fund Asset Values table.

Central Fund of Canada Limited

2ND QUARTER

THE SOUND MONETARY FUND · LE FONDS MONÉTAIRE SOLIDE ·

INTERIM REPORT TO SHAREHOLDERS

for the six months ended April 30, 2002

Statements of Changes in Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	Six months ended April 30 2002	Six months ended April 30 2001	Three months ended April 30 2002	Three months ended April 30 2001
Net assets at beginning of period	$ 66,351,795	68,364,799	$ 66,638,054	68,548,233
Add (deduct):				
Unrealized appreciation (depreciation) of investments during the period	5,883,533	(2,651,478)	5,412,831	(2,985,518)
Net loss	(431,017)	(323,277)	(246,574)	(172,671)
Net issuance of Class A Shares	15,600,000	-	15,600,000	-
Increase (decrease) in net assets during the period	21,052,516	(2,974,755)	20,766,257	(3,158,189)
Net assets at end of period	$ 87,404,311	65,390,044	$ 87,404,311	65,390,044

Statements of Loss
(expressed in U.S.dollars, unaudited)(note 1)

	Six months ended April 30 2002	Six months ended April 30 2001	Three months ended April 30 2002	Three months ended April 30 2001
Income:				
Interest	$ 9,592	53,829	$ 4,683	21,061
Dividends	199	181	83	70
	9,791	54,010	4,766	21,131
Expenses:				
Administration fees	176,553	167,636	93,207	82,372
Shareholder Information	62,155	52,821	40,336	30,126
Safekeeping, insurance and bank charges	44,215	32,560	22,050	16,300
Directors' fees and expenses	26,519	18,022	11,945	7,423
Registrar and transfer agents' fees	22,576	22,879	16,228	16,315
Professional fees	15,209	12,434	8,193	6,000
Miscellaneous	706	606	368	275
Foreign currency exchange loss	1,682	1,359	932	1,074
	349,615	308,317	193,259	159,885
Loss from operations before income taxes	(339,824)	(254,307)	(188,493)	(138,754)
Income taxes (note 5)	(91,193)	(68,970)	(58,081)	(33,917)
Net loss (note 6)	$ (431,017)	(323,277)	$ (246,574)	(172,671)
Net loss per share:				
Class A shares	$ (.02)	(.02)	$ (.01)	(.01)
Common shares	$ (.02)	(.02)	$ (.01)	(.01)

Notes:

5. *Effective November 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. There was no effect to the statement of net assets as at November 1, 2000, on adopting the liability method of tax allocation.*

   Income taxes pertain to the Canadian Federal large corporations tax, which is intended to be a minimum corporate tax and in the case of Central, operates similarly to a capital tax.

6. *Under Canadian generally accepted accounting principles, the Company records the unrealized appreciation (depreciation) of its investments as a component of shareholders' equity. Under accounting principles generally accepted for investment companies in the United States, these amounts are reflected in the statements of loss. Net gain (loss) for the six months ending April 30, 2002 would be $5,452,516; (2001, ($2,974,755)) under United States principles. The net assets of the Company are identical under both Canadian and United States generally accepted accounting principles.*

7. *Subsequent Event:*

   On May 2, 2002, the Company, through a private placement, issued 646,154 Class A shares for gross proceeds of $2,449,231. Costs relating to this private placement were approximately $32,000 and net proceeds were approximately $2,417,231.

   The company used the net proceeds from this Private Placement to purchase 4,000 fine ounces of gold at a cost of $1,248,000 and 200,000 ounces of silver at a cost of $938,000, both in physical bar form. The balance of the net proceeds, approximately $231,231, has been retained by the Company in interest bearing cash deposits for working capital purposes.

Central Fund of Canada Limited

Statements of Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	April 30 2002	October 31 2001
Net Assets:		
Gold bullion at market, average cost $63,843,954 (2001: $55,750,650) (note 2)	$ 48,917,203	36,858,284
Silver bullion at market, average cost $69,153,353 (2001: $62,748,151) (note 2)	36,596,534	28,282,409
Marketable securities at market, average cost $1,005,250	54,292	45,297
Interest bearing cash deposits	1,990,138	1,456,544
Prepaid insurance, interest receivable and other	12,010	34,580
	87,570,177	66,677,114
Accrued liabilities	(165,866)	(131,190)
Dividends payable	-	(194,129)
Net assets representing shareholders equity	$ 87,404,311	66,351,795
Represented by:		
Capital Stock (note 3):		
23,566,706 (2001: 19,412,860) Class A shares issued	$ 105,301,594	89,701,594
40,000 Common shares issued	19,458	19,458
	105,321,052	89,721,052
Contributed surplus (note 4)	30,517,787	30,948,804
Unrealized depreciation of investments	(48,434,528)	(54,318,061)
	$ 87,404,311	66,351,795
Net Asset Value Per Share (expressed in U.S. dollars):		
Class A shares	$ 3.71	3.42
Common shares	$ 0.71	0.42
Net Asset Value Per Share (expressed in Canadian dollars):		
Class A shares	$ 5.82	5.42
Common shares	$ 1.11	0.66
Exchange rate: **U.S. $1.00 = Cdn**	$ 1.5678	1.5867

Notes:

1. The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2001 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

2. Details of gold and silver bullion holdings at April 30, 2002, are as follows:

Holdings	Gold	Silver	
100 & 400 fine oz bars	156,217	1000 oz bars	7,790,252
Certificates	2,502	Certificates	165,516
Total fine ounces	158,719	Total ounces	7,955,768

Market Value:	Per Fine Ounce	Per Ounce
October 31, 2001	U.S. $ 278.75	U.S. $ 4.2750
April 30, 2002	U.S. $ 308.20	U.S. $ 4.600

The Company purchased gold and silver bullion during the period. See note 3 for details.

3. On April 3, 2002, the Company, through a private placement, issued 4,153,846 Class A shares for gross proceeds of $15,660,000. Costs relating to this private placement were approximately $60,000 and net proceeds were approximately $15,600,000.

   The Company used the net proceeds from this private placement to purchase 26,492 fine ounces of gold at a cost of $8,093,304 and 1,340,000 ounces of silver at a cost of $6,405,200, both in physical bar form. The balance of the net proceeds, approximately $1,101,496, has been retained by the Company in interest bearing cash deposits for working capital purposes.

4. In 1985 the shareholders authorized the use of contributed surplus to eliminate any deficit that may arise from losses and on the payment of the Class A shares' stated dividend. Accordingly, $431,017 (2001, $323,277) has been transferred from contributed surplus on April 30, 2002 and 2001 representing the net loss for the six months then ended. This change did not affect the net asset value of the Company.

2nd QUARTER REPORT

Central Fund is currently 97.8% invested in unencumbered gold and silver bullion. At April 30, 2002 Central Fund's gold holdings were 156,217 fine oz. of physical bullion and 2,502 fine oz. of gold bullion certificates. Silver holdings were 7,790,252 oz. of physical bullion and 165,516 oz. of silver bullion certificates. The physical bullion is insured and held in safekeeping by a Canadian chartered bank in segregated vault storage. Central Fund continues to fulfil its mandate as "The Sound Monetary Fund".

On behalf of the Board of Directors:

J.C. Stefan Spicer, President & CEO

FINANCIAL REVIEW

Results of Operations – Change in Net Assets

Net assets increased by approximately $21,000,000 or 31% during each of the periods ended April 30, 2002. Of that amount, approximately $15,600,000 was the result of the issuance of 4,153,846 Class A shares through a private placement on April 3, 2002. These shares were issued at a premium to net asset value such that there was no dilution of existing Class A shareholders' interests. Details of this private placement are provided in note 3 to the accompanying financial statements. The balance of this increase in net assets was the result of higher prices of gold and silver at April 30 compared to October 31, as described below.

The $0.29 or 8.5% increase in net assets per Class A share expressed in U.S. dollar terms during the past six months was due primarily to the 10.6% increase in the price of gold and the 7.6% increase in the price of silver during the period. Net assets per Class A share as expressed in Canadian dollar terms increased by $0.39, or 7.2%, as the increases described above were partially offset by the 1.2% decrease in the U.S. dollar relative to the Canadian dollar. The components of the change in net asset value per Class A share in U.S. and Canadian dollars are summarized in the adjacent table.

Net Asset Value per Class A Share

	U.S.$ Terms	*Cdn. $ Terms*
October 31, 2001	*$3.42*	*$5.42*
Changes due to:		
Gold price	*.20*	*.33*
Silver price	*.10*	*.16*
Stronger Cdn. $	*N/A*	*(.08)*
Other	*(.01)*	*(.01)*
Total changes	*.29*	*.40*
April 30, 2002	*$3.71*	*$5.82*

Subsequent to April 30, 2002, the Company issued 646,154 Class A shares for net proceeds of approximately $2,417,231 through a private placement. These shares were issued at a premium to net asset value such that there was no dilution of existing Class A shareholders' interests. Details of this private placement are provided in note 7 to the accompanying financial statements.

Results of Operations – Net Loss

The net losses for the three and the six month periods ended April 30, 2002 were higher than the net losses for the same periods in 2001. A significant portion of this increase is the result of sharply reduced interest income due to lower balances of interest bearing cash deposits combined with declining interest rates during the period as compared with the same period in 2001. Operating expenses increased in the periods ended April 30, 2002 as compared with the same periods in 2001. Administration fees increased as a result of higher gold and silver prices during the period and the impact of an increase in net assets in April from the proceeds of the private placement described in note 3 to the accompanying financial statements. Shareholder information costs rose due to an increase in annual fees levied by both the American Stock Exchange and The Toronto Stock Exchange. Safekeeping fees reflect anticipated charges from both locations where the Company stores its bullion. Directors' fees have increased as a result of the addition of an independent director (formerly an officer and inside director) and the holding of additional board meetings relating to the private placements described in notes 3 and 7 to the accompanying financial statements. Income taxes, or more specifically the Federal Large Corporations Tax, are based on the Company's total net assets as at its fiscal year end. The increase in income taxes is directly related to the higher net asset level which exists at April 30, 2002.

The Company used a majority of the proceeds from the private placement referred to above to purchase gold and silver bullion, in bar form. See note 3 of the accompanying financial statements for details.

Liquidity and Capital Resources

Central Fund's dollar liquidity objective is to hold cash reserves primarily for the payment of operating expenses, taxes and Class A share dividends. Should Central Fund not have sufficient cash to meet its needs, a nominal portion of Central Fund's bullion holdings may be sold to fund tax and dividend payments, provide working capital, and pay for redemptions of Class A shares (if any). Sales of such holdings could result in Central Fund realizing capital gains or in the current bullion market, losses. Central Fund qualifies as a "Mutual Fund Corporation" for Canadian income tax purposes. Any Canadian tax payable by Central Fund to the extent it relates to taxable capital gains, is fully refundable when the realized gains are distributed by way of special capital gains dividends or deemed to be distributed to shareholders through redemptions.

For the six months ended April 30, 2002, Central Fund's cash reserves increased by $533,594 as amounts used to pay operating expenses, taxes and the Class A share dividend were more than offset by amounts retained in interest bearing cash deposits for working capital purposes from the private placement in April 2002. Management monitors Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

Date: June 7, 2002

by: ______________________

J.C. Stefan Spicer
President & CEO